                        [MOUNTAIN BANK HOLDING COMPANY LOGO]




                                 September __, 1998



RE:  Mountain Bank Holding Company Shares

     Since you have expressed an interest in acquiring shares of our Company's common stock, we would like to inform you that the Board of Directors has announced a stock offering for Mountain Bank Holding Company, the parent company of Mt. Rainier National Bank.

     During Phase 1 of this new offering (October 1 through October 31, 1998), 50,000 of the 100,000 shares being offered have been reserved for new shareholders on a first come, first served basis. New shareholders may acquire from a minimum of 100 shares to a maximum of 2,500 shares at $17.50 per share.

     If shares are still available after October 31, 1998, they will be offered to both existing and new shareholders on a first come, first served basis from November 1 through November 30, 1998, unless the offering is terminated earlier.

     Please review the enclosed prospectus for a full explanation of the offering. If you are interested in purchasing stock, complete the subscription agreement and return it with your check or money order made payable to Mountain Bank Holding Company. Please note that in order to comply with applicable state securities laws, new shareholders will be required to certify that they are residents of the state of Washington; offers to new shareholders in other states are conditioned upon the availability of an exemption from registration in such state.

     We appreciate the interest you have expressed in the Bank and the Company. If you have any questions regarding this offering, please contact Sandi Franz, Roy Brooks, or Steve Moergeli at the Bank.

                              Sincerely,



     Roy T. Brooks                           Steve W. Moergeli
     Chief Executive Officer                 President
     Mountain Bank Holding Company           Mt. Rainier National Bank